SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of

                    the Securities Exchange Act of 1934
                      For the month of November, 2000

                             ABN AMRO BANK N.V.
              (Translation of registrant's name into English)

          Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands
                   (Address of principal executive offices)

              [Indicate by check mark whether the registrant files or will file annual reports under cover of Form
          20-F or Form 40-F.]

                       Form 20-F    X    Form 40-F
                                 -----             -----
              [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes         No   X
                                     ----       -----

          Schedule of Information Contained in this Report:

          1.   Tax Matters Opinion of Schulte Roth  Zabel LLP

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-49198.


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                               SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ABN AMRO Bank N.V.


Date:  November 27, 2000           By: /s/ Mark A.Egert
                                      Name: Mark A. Egert
                                      Title: Attorney-in-Fact

                                   By:/s/ Robert J. Mulligan, Jr.
                                      Name: Robert J. Mulligan, Jr.
                                      Title: Attorney-in-Fact




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     (212) 756-2000                         wwwmail@srz.com

                                  November 21, 2000

ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

Ladies and Gentlemen:

         We have acted as special counsel to ABN AMRO Bank N.V., a limited liability company incorporated under the laws of the Netherlands (the "Company"), in connection with the preparation and filing of registration statement number 333-49198 on Form F-3 (the "Registration Statement"), and a supplemental prospectus thereto dated November 27, 2000 (the "Supplemental Prospectus"). This opinion is being furnished in accordance with the requirements of Item 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act").

         We have reviewed the discussion contained under the heading "United States Federal Taxation" in the Supplemental Prospectus. In our opinion, such discussion sets forth the material U.S. federal income tax considerations applicable generally to U.S. holders of the securities offered pursuant to the Supplemental Prospectus (the "Securities") as a result of the ownership and disposition of the Securities.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the heading "Legal Matters" in the Supplemental Prospectus which forms a part thereof. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under
Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

                                  Very truly yours,

                                  /s/ Schulte Roth & Zabel LLP